Exhibit 99.1

Scinai Reports Nine-Month 2025 Results as CDMO Growth Continues and NanoAbs Pipeline Advances

JERUSALEM, Dec. 2, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai”, or the “Company”), a biopharmaceutical company developing innovative inflammation and immunology (I&I) therapeutics and operating a growing boutique CDMO business unit, today reported its financial results and corporate highlights for the nine months ended September 30, 2025.

First Nine Months 2025 Financial Summary

●	Revenues for the nine months ended September 30, 2025 were $1,049 thousand, compared to $452 thousand for the nine months ended September 30, 2024. The increase reflects continued expansion of Scinai Bioservices, including contributions from the Company’s U.S. subsidiary.

●	R&D expenses for the nine months ended September 30, 2025 amounted to $1,799 thousand, compared to $4,195 thousand for the nine months ended September 30, 2024. The decrease was primarily due to lower allocation of employees and facility costs to the R&D business unit.

●	Marketing, general and administrative expenses for the nine months ended September 30, 2025 were $1,929 thousand, compared to $1,767 thousand for the nine months ended September 30, 2024. The increase was mainly due to insurance reimbursement recorded in 2024.

●	Financial Expenses, net, for the nine months ended September 30, 2025, were $607 thousand compared to financial income of $13,374 thousand for the nine months ended September 30, 2024. The change was primarily driven by the financial income from loan conversion recorded in 2024.

●	Net loss for the nine months ended September 30, 2025 was $6,244 thousand compared to net profit of $7,026 thousand for the nine months ended September 30, 2024. The variance reflects the financial income from loan conversion recognized in 2024.

As of September 30, 2025, cash, cash equivalents and short-term deposits totaled $3,005 thousand, compared to $1,964 thousand as of September 30, 2024.

Business Update

CDMO Business - Scinai Bioservices

Scinai Bioservices continues to expand its role as a boutique CDMO serving early-stage biotech companies in Israel, the United States, and Europe.

●	The Company’s U.S. subsidiary contributed $502 thousand in revenues during the first nine months of 2025, demonstrating early traction in North America.

●	Scinai recently received a non-dilutive grant of approximately NIS 809,000 net (approximately $246,000) from the Israel Innovation Authority to fund two-thirds of a NIS 1.23 million (approximately $373,000) investment in an advanced sterile fill-and-finish system.

●	The new system is designed to provide rapid batch turnaround and flexible switching between campaigns, substantially improving small-batch manufacturing capacity for early-stage biotech clients.

●	Installation and qualification are expected in Q1 2026, with commercial operation planned in Q2 2026.

The IIA noted in its award letter that the lack of local, flexible GMP manufacturing infrastructure is a major bottleneck for Israel’s 300+ biopharma companies and recognized Scinai’s growing role in addressing this national and global gap.

R&D Business - NanoAbs and PC111 Programs

NanoAbs Pipeline — Focused on High-Value IL-17 Programs and Strategic Partnering

Scinai is advancing a focused NanoAb pipeline in inflammation and immunology, supported by two STEP grant applications of up to €15 million each, with funding decisions expected in Q1 2026. The Company is actively seeking partners for co-development or licensing across all programs.

SCN-1 (Lead Program): Intradermal IL-17A/F NanoAb for Mild–Moderate Psoriasis

Approaching Phase 1/2a, a decision on the Company’s application for a €15 million grant under the EU STEP program is expected Q1 2026

●	First localized biologic designed specifically for mild–moderate psoriasis.

●	Potent IL-17A/F neutralizing VHH delivered intradermally in a painless manner via mesogun, enabling targeted treatment with minimal systemic exposure.

●	Establishes a new category between topicals and systemic biologics.

●	Clear value for patients, physicians, payers, and commercial partners.

●	Supported by translational data and progressing toward Phase 1/2a entry.

Bispecific IL-17A/F + Second Target (VHH-Fc): Long-Acting Systemic Biologic

For psoriasis, PsA, HS, and broader I&I, a decision on the Company’s application for a €15 million grant under the EU STEP program is expected Q1 2026. This grant application is separate and in addition to the one related to SCN-1 mentioned above.

●	Dual-target VHH-Fc architecture provides enhanced biologic activity and extended half-life.

●	Applicable across multiple high-value I&I indications.

●	Designed for systemic administration with differentiated mechanism and dosing profile.

Third Program: Four New NanoAbs from Max Planck / UMG Collaboration

Patent filings in 2025, Exclusive licensing option expected to be exercised by Q1 2026

●	Four novel NanoAbs generated under Scinai’s research collaboration with MPG and UMG.

●	Patent applications filed in 2025.

●	Scinai plans to exercise its exclusive licensing option by Q1 2026.

●	Expands the pipeline into additional high-need I&I pathways.

PC111 - Strategic Assessment Following Grant Outcome

On November 24, 2025, Scinai received formal notice from the Polish grant authorities that its €12 million FENG grant application supporting development of PC111 was not approved. As a result, Scinai and its development partner, Pincell Srl, are currently reviewing the program’s forward path and evaluating several alternatives. These include, among other options, submitting a new non-dilutive grant application in early 2026 or potentially terminating Scinai’s option to acquire Pincell if a viable financing path cannot be secured.

Scinai currently holds an exclusive option to exercise the Share Purchase Agreement (SPA) for 100% of Pincell’s fully diluted share capital through February 28, 2026, with no additional purchase price required at exercise. The exercise of this option is conditional upon Scinai demonstrating at least $3 million specifically earmarked for PC111’s development. The Company will update the market once its joint assessment with Pincell is complete and a defined strategic path has been selected.

Partnering Outlook

Scinai is currently engaged in outreach for co-development, global or regional licensing, or broader platform partnerships across all pipeline programs.

CEO Statement

“2025 has been a year of significant progress across our CDMO and R&D business units,” said Amir Reichman, CEO of Scinai. “Our CDMO operations continue to build momentum and strengthen their position as a trusted partner for emerging biotech companies. On the R&D side, while the recent grant outcome for PC111 was not what we had hoped for, the underlying science remains strong. Together with our partners at Pincell, we are now evaluating the best strategic path forward for the program, including potential non-dilutive funding routes or alternative options. At the same time, our NanoAbs pipeline continues to advance with promising differentiation and clear partnering opportunities. With growing operational capabilities and a disciplined approach to resource allocation, we remain committed to creating long-term value for patients and shareholders.”

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units:

●	Scinai Bioservices, a boutique CDMO providing analytical method development, process development, and clinical cGMP manufacturing services for biotech clients worldwide.

●	Scinai R&D, focused on developing innovative I&I therapeutics based on NanoAbs (VHH antibody fragments) with unique physicochemical properties suitable for advanced mono- and multi-specific antibody formats

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding grant applications under the EU STEP program and timing of commercial operations. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2025 and thereafter, failure to sign agreements with other potential clients of the CDMO business; failure to receive grants under the EU STEP program or a delay in receiving grant decisions; delay in commencement of commercial operation of advanced sterile fill-and-finish system; a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 7, 2025, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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